                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          Lexicon Genetics Incorporated
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   528872 10 4
          -------------------------------------------------------------
                                 (CUSIP Number)

                                Robert C. McNair
                        4400 Post Oak Parkway, Suite 1400
                              Houston, Texas 77027
                                  713-336-7700
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                   ----------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 2 of 10 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert C. McNair
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER                     5,949,400
        NUMBER OF
         SHARES             ----------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                           0
        OWNED BY
          EACH              ----------------------------------------------------
       REPORTING            9    SOLE DISPOSITIVE POWER                5,949,400
        PERSON
         WITH               ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,949,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 3 of 10 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RCM Financial Services GP, Inc. (76-0322569)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas, USA
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER                     4,250,000
        NUMBER OF
         SHARES             ----------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                           0
        OWNED BY
          EACH              ----------------------------------------------------
       REPORTING            9    SOLE DISPOSITIVE POWER                4,250,000
        PERSON
         WITH               ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,250,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 4 of 10 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RCM Financial Services L.P. (76-0416914)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER                     4,250,000
        NUMBER OF
         SHARES             ----------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                           0
        OWNED BY
          EACH              ----------------------------------------------------
       REPORTING            9    SOLE DISPOSITIVE POWER                4,250,000
        PERSON
         WITH               ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,250,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 5 of 10 Pages
---------------------                                        ------------------

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share, of Lexicon Genetics Incorporated ("Common Stock"). The principal executive offices of Lexicon Genetics Incorporated are located at 4000 Research Forest Drive, The Woodlands, Texas 77381.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by RCM Financial Services, L.P., a Delaware limited partnership ("RCMLP"). This Schedule 13D is also being filed by RCM Financial Services GP, Inc., a Texas corporation and sole general partner of RCMLP (the "General Partner"), and Robert C. McNair. Mr. McNair is the sole stockholder, sole director, chairman, president and chief executive officer of the General Partner and the sole limited partner of RCMLP.

         The following information relates to the identity and background of the reporting persons:

--------------------------------------------------------------------------------
1.   (a) Name:                           Robert C. McNair
--------------------------------------------------------------------------------
     (b) Business Address:               4400 Post Oak Parkway, Suite 1400
                                         Houston, Texas 77027
--------------------------------------------------------------------------------
     (c) Principal Occupation:           Chairman, President and Chief Executive
                                         Officer of RCM Financial Services GP,
                                         Inc., the sole general partner of RCM
                                         Financial Services, L.P.; Chairman of
                                         Cogene Biotech Ventures GP, L.L.C.,
                                         sole general partner of Cogene Biotech
                                         Ventures, L.P.; private investor;
                                         Chairman, President and majority owner
                                         of the Houston Texans NFL Football Team
--------------------------------------------------------------------------------
     (d) Criminal Convictions:           None
--------------------------------------------------------------------------------
     (e) Civil Proceedings:              None
--------------------------------------------------------------------------------
     (f) Citizenship:                    USA
--------------------------------------------------------------------------------
2.   (a) Name:                           RCM Financial Services GP, Inc.
--------------------------------------------------------------------------------
     (b) State of Organization:          Texas
--------------------------------------------------------------------------------
     (c) Principal Business:             Sole general partner of RCM Financial
                                         Services, L.P.
--------------------------------------------------------------------------------
     (d) Address of Principal Business:  4400 Post Oak Parkway, Suite 1400
                                         Houston, Texas 77027
--------------------------------------------------------------------------------
     (e) Criminal Convictions:           None
--------------------------------------------------------------------------------
     (f) Civil Proceedings:              None
--------------------------------------------------------------------------------
3.   (a) Name:                           RCM Financial Services, L.P.
--------------------------------------------------------------------------------
     (b) State of Organization:          Delaware
--------------------------------------------------------------------------------
     (c) Principal Business:             Miscellaneous investments
--------------------------------------------------------------------------------
     (d) Address of Principal Business:  4400 Post Oak Parkway, Suite 1400
                                         Houston, Texas 77027
--------------------------------------------------------------------------------
     (e) Criminal Convictions:           None
--------------------------------------------------------------------------------
     (f) Civil Proceedings:              None
--------------------------------------------------------------------------------

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 6 of 10 Pages
---------------------                                        ------------------

         For additional information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the General Partner, reference is made to Schedule I attached hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of all funds for purchases of shares of Common Stock by RCMLP is the working capital of RCMLP. Each of the General Partner and Robert C. McNair are indirect beneficial owners of shares of Common Stock purchased and held by RCMLP. The source of all funds for purchases of shares of Common Stock by Cogene Biotech Ventures, L.P., a Delaware limited partnership ("Cogene LP"), is the working capital of affiliates of Robert C. McNair or working capital of RCMLP. Robert C. McNair is the indirect beneficial owner of shares of Common Stock purchased and held by Cogene LP. See Item 5 for a further description of the relationship between the reporting persons and the other individuals referred to in this Item 3. The working capital of RCMLP and other affiliates of Robert C. McNair may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. See Item 5(c) for a description of recent purchases of Common Stock by RCMLP and Cogene LP and the amount of funds used in those purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this statement are being held for investment purposes. Depending on market and other conditions, the reporting persons may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock they now own or may hereafter acquire. The reporting persons have no plans that relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lexicon Genetics Incorporated or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of Lexicon Genetics Incorporated or its subsidiaries;

         (c) any change in the present board of directors or management of Lexicon Genetics Incorporated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of Lexicon Genetics Incorporated;

         (e) any other material change in Lexicon Genetics Incorporated's business or corporate structure;

         (f) changes in Lexicon Genetics Incorporated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) causing a class of securities of Lexicon Genetics Incorporated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 7 of 10 Pages
---------------------                                        ------------------

         (h) a class of equity securities of Lexicon Genetics Incorporated becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Act; or

         (i)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) RCMLP beneficially owns, and is the record holder of, an aggregate of 4,250,000 shares of Common Stock representing 8.1% of the Common Stock outstanding as of May 6, 2003. The General Partner, as the sole general partner of RCMLP, is the indirect beneficial owner of these shares of Common Stock. Robert C. McNair, as the sole director and sole stockholder of the General Partner, is also an indirect beneficial owner of the shares of Common Stock held by RCMLP.

               Robert C. McNair is the indirect beneficial owner of an additional 1,699,400 shares of Common Stock representing 3.2% of the Common Stock outstanding as of May 6, 2003. Cogene LP is the record holder of 1,679,400 of these shares, and Palmetto Partners, Ltd., a Texas limited partnership ("Palmetto Partners"), is the record holder of 20,000 of these shares. Mr. McNair, therefore, beneficially owns an aggregate of 5,949,400 shares of Common Stock representing 11.3% of the Common Stock outstanding as of May 6, 2003. Mr. McNair is the sole director and sole stockholder of Palmetto Capital Corporation, a Texas corporation ("Palmetto Corp"). Palmetto Corp is the sole general partner of Palmetto Partners, and Mr. McNair is the sole limited partner of Palmetto Partners. Palmetto Partners owns all of the member interests in Cogene Biotech Ventures GP, L.L.C., a Delaware limited liability company ("Cogene GP"). Cogene GP is the sole general partner of Cogene LP, and Palmetto Partners owns a 74% limited partnership interest in Cogene LP.

         (b) RCMLP has the sole power to vote, to direct the vote, to dispose or to direct the disposition of 4,250,000 shares of Common Stock. The General Partner, as the sole general partner of RCMLP, has the sole power to vote, to direct the vote, to dispose or to direct the disposition of 4,250,000 shares of Common Stock. Robert C. McNair has the sole power to vote, to direct the vote, to dispose or to direct the disposition of 5,949,400 shares of Common Stock, and such shares comprise the shares held by RCMLP, Cogene LP and Palmetto Partners.

         (c) On July 10, 2003, RCMLP purchased an aggregate of 4,000,000 shares of Common Stock from the Estate of Gordon A. Cain (the "Estate") and The Gordon and Mary Cain Foundation (the "Foundation") in private placements that were exempt from registration under the Securities Act of 1933, as amended (the "Act"). The shares of Common Stock acquired by RCMLP were purchased for an aggregate consideration of $19,000,000, or $4.75 per share. On July 10, 2003, RCMLP paid $3,800,000 of the aggregate consideration. The balance of the aggregate consideration ($15,200,000) is due on the fifth business day following the effectiveness of the registration statement to be filed by Lexicon Genetics Incorporated at the request of RCMLP pursuant to certain registration rights assigned to RCMLP by the Estate and the Foundation. See Item 6 for a further description of these registration rights.

               On July 10, 2003, Cogene LP purchased an aggregate of 1,000,000 shares of Common Stock from the Estate of Gordon A. Cain and The Gordon and Mary Cain Foundation in private placements that were exempt from registration under the Act. The shares of

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 8 of 10 Pages
---------------------                                        ------------------

               Common Stock acquired by Cogene LP were purchased for an aggregate consideration of $4,750,000, or $4.75 per share. On July 10, 2003, Cogene LP paid $950,000 of the aggregate consideration. The balance of the aggregate consideration ($3,800,000) is due on the fifth business day following the effectiveness of the registration statement to be filed by Lexicon Genetics Incorporated at the request of Cogene LP pursuant to certain registration rights assigned to Cogene LP by the Estate and the Foundation. See Item 6 for a further description of these registration rights.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 10, 2003, RCMLP and Cogene LP entered into stock purchase agreements with the Estate and the Foundation to purchase an aggregate of 5,000,000 shares of Common Stock. See Item 5(c) above for a further description of these transactions. The stock purchase agreements provide that if on or before February 1, 2004 a registration statement to be filed by Lexicon Genetics Incorporated at the request of RCMLP and Cogene LP pursuant to certain registration rights assigned to RCMLP and Cogene LP is not declared effective by the Securities and Exchange Commission or if RCMLP or Cogene LP have not paid the remaining $15,200,000 or $3,800,000, respectively, of the purchase price for the shares of Common Stock by February 1, 2004, RCMLP and Cogene will transfer to the Estate and the Foundation the shares of Common Stock that RCMLP and Cogene purchased from the Estate and the Foundation in the July 10, 2003 transaction, and the Estate and the Foundation will return to RCMLP and Cogene the $3,800,000 and $950,000 paid by RCMLP and Cogene, respectively, on July 10, 2003 for these shares of Common Stock. See Item 5(c) for a further description of the purchase price payment obligations of RCMLP and Cogene LP. The stock purchase agreements and amendments to those agreements are included in this
         Schedule 13D filing as exhibits.

         On May 7, 1998, Lexicon Genetics Incorporated entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with certain holders of its securities, including the Estate and the Foundation. In connection with the July 10, 2003 sale of Common Stock described above, the Estate and the Foundation assigned, pursuant to a letter agreement, all of their respective rights and interests under the Registration Rights Agreement to RCMLP and Cogene LP with respect to the 5,000,000 shares of Common Stock purchased. The Registration Rights Agreement and letter agreement grant RCMLP and Cogene LP certain demand and piggy back registration rights with respect to the 5,000,000 shares of Common Stock purchased by RCMLP and Cogene LP in the July 10, 2003 transaction. The Registration Rights Agreement is filed as Exhibit 4.1 to Lexicon Genetics Incorporated's Registration Statement on Form S-3 (Registration No. 333-67294).

         All 4,250,000 shares of Common Stock beneficially owned by RCMLP and the General Partner and 4,270,000 of the shares of Common Stock beneficially owned by Robert C. McNair are subject to pledge agreements (which contain standard default provisions) entered into with certain brokerage firms in connection with margin loans made by those brokerage firms in the ordinary course of business.

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 9 of 10 Pages
---------------------                                        ------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 --   Agreement for joint filing pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

    Exhibit 2 --   Stock Purchase Agreement, dated as of July 10, 2003, by and among Estate of Gordon A. Cain, RCMLP and Cogene LP.

    Exhibit 3 --   Stock Purchase Agreement Amendment No. 1, dated as of
                   July 15, 2003, by and among the Estate of Gordon A. Cain,
                   RCMLP and Cogene LP.

    Exhibit 4 --   Stock Purchase Agreement, dated as of July 10, 2003, by and among The Gordon and Mary Cain Foundation, RCMLP and Cogene
                   LP.

    Exhibit 5 --   Stock Purchase Agreement Amendment No. 1, dated as of
                   July 15, 2003, by and among The Gordon and Mary Cain
                   Foundation, RCMLP and Cogene LP.

---------------------                                        ------------------
CUSIP NO. 528872 10 4                 13D                    Page 10 of 10 Pages
---------------------                                        ------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2003

                                                 /s/ Robert C. McNair
                                                 -------------------------------
                                                 Robert C. McNair


                                             RCM FINANCIAL SERVICES, L.P.

                                             By: RCM Financial Services GP,
                                                 Inc., its General Partner


                                             By: /s/ M. Robert Dussler
                                                 -------------------------------
                                                 Name: M. Robert Dussler
                                                 Title: Vice President


                                             RCM FINANCIAL SERVICES GP, INC.

                                             By: /s/ M. Robert Dussler
                                                 -------------------------------
                                                 Name: M. Robert Dussler
                                                 Title: Vice President

                                                                      SCHEDULE I

         The following sets forth the names and titles of the executive officers of RCM Financial Services GP, Inc. The business address for each individual identified below is c/o RCM Financial Services GP, Inc., 4400 Post Oak Parkway, Suite 1400, Houston, Texas 77027. Each individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no individual identified below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Philip J. Burguieres                           Vice Chairman

M. Robert Dussler                              Vice President

Scott Schwinger                                Vice President, Chief Financial
                                               Officer and Treasurer

Suzie Thomas                                   Vice President and Secretary

James M. Kendrigan                             Vice President

Becky Virtue                                   Assistant Secretary

Sue Anna O'Hara                                Assistant Secretary

Helen Kinnamon                                 Assistant Secretary

         All other information required by Instruction C to Schedule 13D is included in Item 2 through Item 6 of this Schedule 13D.

                               INDEX TO EXHIBITS

     Exhibit
       No.                             Description
    ---------                          -----------
    Exhibit 1 --   Agreement for joint filing pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

    Exhibit 2 --   Stock Purchase Agreement, dated as of July 10, 2003, by and among Estate of Gordon A. Cain, RCMLP and Cogene LP.

    Exhibit 3 --   Stock Purchase Agreement Amendment No. 1, dated as of
                   July 15, 2003, by and among the Estate of Gordon A. Cain,
                   RCMLP and Cogene LP.

    Exhibit 4 --   Stock Purchase Agreement, dated as of July 10, 2003, by and among The Gordon and Mary Cain Foundation, RCMLP and Cogene
                   LP.

    Exhibit 5 --   Stock Purchase Agreement Amendment No. 1, dated as of
                   July 15, 2003, by and among The Gordon and Mary Cain
                   Foundation, RCMLP and Cogene LP.